UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 8
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Highbury Financial Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42982Y109

(CUSIP Number)

William Neil
Chief Financial Officer and Acting Chief Executive Officer
Peerless Systems Corporation
2361 Rosecrans Avenue Suite 440
El Segundo, California 90245
(310)-536-0908

 (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

October 2, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42982Y109

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peerless Systems Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES	☐

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,070,355
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,070,355
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,070,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 42982Y109

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Timothy E. Brog
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,070,355(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,070,355(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,070,355(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%(1)
14	TYPE OF REPORTING PERSON IN

(1)
All securities set forth in this Schedule 13D are owned directly by Peerless Systems Corporation, a company of which Timothy E. Brog  (“Mr. Brog”) is a director.  Mr. Brog has been nominated by Peerless for election as a director of Highbury.  Due to such nomination, Mr. Brog may be deemed to beneficially own the Highbury securities directly owned by Peerless.  Mr. Brog disclaims ownership of all such securities.

This Amendment No. 8 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 11, 2009, as amended by Amendments No. 1 to 7 (the "Schedule 13D"), by Peerless Systems Corporation ("Peerless") with respect to the securities of Highbury. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of the date hereof, Peerless owns 3,070,355 shares of Common Stock.   Based upon the 15,039,244 shares of outstanding Common Stock reported in the Current Report on Form 8-K filed by Highbury on October 8, 2009, Peerless beneficially owns 20.4% of the outstanding Common Stock.

Peerless has the sole power to vote the shares of Common Stock reported herein and to dispose of all of the shares of Common Stock reported herein.

On October 2, 2009, Peerless acquired 526,583 shares of Common Stock upon the exercise of 526,583 Warrants.  The Warrants had an exercise price of $5.00 per Warrant.  Except as set forth herein and in the Schedule 13D (as amended by Amendments No. 1 to 7 thereto), no transactions in securities of Highbury were effected by Peerless in the last 60 days.

All securities set forth in this Schedule 13D are owned directly by Peerless, a company of which Mr. Brog is a director.  Mr. Brog has been nominated by Peerless for election as a director of Highbury.  Due to such nomination, Mr. Brog may be deemed to beneficially own such securities.  Mr. Brog disclaims ownership of all such securities.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2009

PEERLESS SYSTEMS CORPORATION

By: /s/ William Neil
Name: William Neil
Title: Chief Financial Officer and Acting Chief Executive Officer

/s/ Timothy E. Brog

TIMOTHY E. BROG